EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street F Vancouver, BC V6C 3P1	T (604) 682 3701 (604) 682 3600

NEWS RELEASE

February 13, 2026

AVINO ANNOUNCES FILING OF FINAL BASE SHELF PROSPECTUS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE; “Avino” or the “Company”) announces that it has filed a final short form base shelf prospectus dated February 12, 2026 (the “Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, with the exception of Québec, pursuant to Part 9B of National Instrument 44-102 Shelf Distributions (“NI 44-102”), which establishes an expedited shelf prospectus regime for “well-known seasoned issuers” (as such term is defined in NI 44-102) (the “WKSI Regime”). A corresponding registration statement on Form F-10 has been filed with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System (the “Registration Statement”) and is expected to become effective on or about February 19, 2026 under the U.S./Canada Multijurisdictional Disclosure System. In accordance with the Companion Policy to NI 44-102, the Company is withdrawing its previously filed short form base shelf prospectus dated May 26, 2025 and will not distribute further securities pursuant the prospectus supplement dated November 25, 2025.

The Shelf Prospectus and Registration Statement will allow the Company to offer and issue common shares, warrants, subscription receipts, units, debt securities, or any combination of such securities (collectively, the “Securities”) during the 37-month period that the Shelf Prospectus remains effective under the WKSI Regime (subject to compliance with certain requirements).

Securities may be offered under the Shelf Prospectus (and corresponding Registration Statement) separately or together, offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and, subject to applicable regulations, may include public offerings, strategic investments or “at-the-market distributions” (as defined in NI 44-102 and Rule 415 of the United States Securities Act of 1933, as amended). The specific terms of any offering of Securities, if any, including the use of proceeds from such offering, will be set forth in a prospectus supplement to the Shelf Prospectus pertaining to such offering to be filed with applicable securities regulatory authorities.

Copies of the Shelf Prospectus and Registration Statement may be obtained on request without charge from the Company at Suite 900-570 Granville St., Vancouver, British Columbia, V6C 3P1, Canada, telephone (604) 682-3701 and can be found under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

February 13, 2026 - Avino Silver & Gold Mines Ltd. – News Release

AVINO ANNOUNCES FILING OF FINAL BASE SHELF PROSPECTUS

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward- looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the distribution of Securities, if any, under a prospectus supplement to the Shelf Prospectus, and any anticipated benefits associated therewith, and the effective date of the Registration Statement. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com